Exhibit 99.8

Press Release

Angola: Total Extends All Block 17 Production Licenses until 2045

Paris, December 16, 2019 – Total, operator, and its partners Equinor, Exxon and BP have signed an agreement with national oil, gas and biofuels agency ANPG and state-owned Sonangol of Angola, to extend their consortium’s production licenses to 2045. As part of the agreement, Sonangol will obtain a 5% interest in Block 17 on the effective date and an additional 5% interest in 2036. Additionally, the consortium will pay some production bonuses to the State of Angola along the life of the license and will spend 20M$ for social programs.

Located 150 kilometers off the Angolan coast in water depths ranging from 600 to 1,400 meters, Block 17 has been a true success story, with almost 3 billion barrels of oil produced since 2001 by four floating production, storage and offloading (FPSO) units: Girassol (2001), Dalia (2006), Pazflor (2011) and CLOV (2014).

Currently producing around 440,000 barrels of oil equivalent per day, the potential of this very prolific block is still high, with more than 1 billion barrels yet to be produced.

Three short-cycle brownfield projects — Zinia Phase 2, CLOV Phase 2 and Dalia Phase 3 — are currently under development on Block 17 to add 150 million barrels of resources, and other brownfield projects for extending the production of Pazflor, Rosa, Girassol and Dalia are under study. Additional exploration campaigns might also help unlock further resources and two wells are already planned to be drilled in 2020.

“We are very pleased to continue the Block 17 success story in Angola. This golden block has allowed us to demonstrate our deep offshore excellence over the past 20 years with numerous technological developments and innovations,” stated Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “This is a significant milestone in our long history in the country and illustrates our commitment to continue developing Angola’s energy sector.”

“We are confident that Total and its partners are committed to examining a number of short-term investment opportunities that have already been identified in order to maintain the production above 400,000 barrels of oil equivalent per day through 2024,” commented Paulino Jeronimo, Chief Executive Officer of ANPG. “We also look forward to exploring the vicinity in order to add further resources to the Block 17 and, more broadly, for the Country.”

“Sonangol is proud to further diversify its portfolio through this impressive asset and to join the successful Golden Block adventure.” noted Sebastião Gaspar Martins, Chairman and Chief Executive Officer of Sonangol.

After the entry of Sonangol, the Block 17 contractor group comprises Total, operator with a 38% working interest, alongside Equinor (22.16%), Exxon Mobil (19%), BP (15.84%), and Sonangol (5%).

Total in Angola

Total has been present in Angola since 1953, where it today employs around 1,500 people. All five of the Group’s business segments operate in the country: Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, Marketing & Services, and Trading & Shipping.

Total’s equity production averaged 211,000 barrels of oil equivalent per day in 2018 from operated blocks 17 and 32, and from non-operated assets 0, 14, 14K, and Angola LNG. Total is the country’s leading oil operator with close to 45% of Angola’s operated oil production.

Total also operates Block 17/06 in the Lower Congo Basin, Block 16, location of the Chissonga discovery — both in development phase —, and Block 48 in the emerging ultra-deep offshore play and still in exploration phase.

In the gas sector, Total holds a 13.6% stake in the 5.2-million-ton-per-year Angola LNG liquefaction plant, which is supplied with associated gas from the country’s producing offshore oil fields. Total also recently entered the New Gas Consortium as a key player in developing Angola’s natural gas resources.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com

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